Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

December 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Rizzo

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed November 19, 2010
File No. 333-170703

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”), we submit herewith, electronically via EDGAR, Amendment No. 1 to the above-referenced registration statement on Form S-3.  This Amendment is being filed solely to increase the amount of securities registered, as such amount has now been determined.  The Depositor acknowledges receipt of the letter dated December 2, 2010 from the Staff and is currently preparing a response to that letter.  The Depositor expects to respond in the first two weeks of January 2011 and plans to file Amendment No. 2 to the registration statement containing appropriate changes in connection with that response.

Please contact the undersigned at (312) 456-1015 if you have any questions.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc: Michael P. Going, CNH Capital Receivables LLC